Mercedes-Benz Auto Lease Trust 2020-A
Investor Report

Collection Period Ended   29-Feb-2020

Amounts in USD

Dates

Collection Period No.	2				
Collection Period (from... to)	1-Feb-2020	29-Feb-2020			
Determination Date	12-Mar-2020				
Record Date	13-Mar-2020				
Payment Date	16-Mar-2020				
Interest Period of the Class A-1 Notes (from... to)	18-Feb-2020	16-Mar-2020	Actual/360 Days	27	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 3/15/2020	15-Feb-2020	15-Mar-2020	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	289,000,000.00	197,336,207.47	154,785,440.63	42,550,766.84	147.234487	0.535590
Class A-2 Notes	570,000,000.00	570,000,000.00	570,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	520,000,000.00	520,000,000.00	520,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	135,100,000.00	135,100,000.00	135,100,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,100,000.00**	**1,422,436,207.47**	**1,379,885,440.63**	**42,550,766.84**		
Overcollateralization	256,702,694.31	276,356,406.79	278,901,424.35			
Total Securitization Value	**1,770,802,694.31**	**1,698,792,614.26**	**1,658,786,864.98**			
present value of lease payments	741,460,084.21	675,161,702.77	644,706,996.40			
present value of Base Residual Value	1,029,342,610.10	1,023,630,911.49	1,014,079,868.58			

	Amount	Percentage
Initial Overcollateralization Amount	256,702,694.31	14.50%
Target Overcollateralization Amount	278,901,424.35	15.75%
Current Overcollateralization Amount	278,901,424.35	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	42,550,766.84	147.234487
Class A-2 Notes	1.820000%	864,500.00	1.516667	864,500.00	1.516667
Class A-3 Notes	1.840000%	797,333.33	1.533333	797,333.33	1.533333
Class A-4 Notes	1.880000%	211,656.67	1.566667	211,656.67	1.566667
Total		**1,873,490.00**		**$44,424,256.84**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,682,262,559.59	1,610,252,479.54	1,570,246,730.26

Available 2020-A Collections

Lease Payments Received	30,517,041.74
Net Sales Proceeds-early terminations (incl Defaulted Leases)	14,699,628.13
Net Sales Proceeds-scheduled terminations	5,288,568.14
Excess wear and tear included in Net Sales Proceeds	18,361.62
Excess mileage included in Net Sales Proceeds	84,174.41
Subtotal	50,505,238.01
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	89,043.44
Total Available Collections	**50,594,281.45**

Distribution on the Exchange Note

(1) Total Servicing Fee		1,415,660.51
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(1.89%)	2,536,147.66
(3) Exchange Note Principal Distributable Amount		42,550,766.84
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		4,091,706.44
Total Distribution		**50,594,281.45**

Available Funds ABS Notes

Total Exchange Note Payments	45,086,914.50
Reserve Account Draw Amount	0.00
Total Available Funds	**45,086,914.50**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,873,490.00
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	42,550,766.84
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	662,657.66
Total Distribution	**45,086,914.50**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,415,660.51	1,415,660.51	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,873,490.00	1,873,490.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	864,500.00	864,500.00	0.00
thereof on Class A-3 Notes	797,333.33	797,333.33	0.00
thereof on Class A-4 Notes	211,656.67	211,656.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,873,490.00	1,873,490.00	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	42,550,766.84	42,550,766.84	0.00
Principal Distribution Amount	42,550,766.84	42,550,766.84	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,427,006.74
Reserve Fund Amount - Beginning Balance	4,427,006.74
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,461.53
minus Net Investment Earnings	5,461.53
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,427,006.74
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,461.53
Net Investment Earnings on the Exchange Note	
Collection Account	83,581.91
Investment Earnings for the Collection Period	89,043.44

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,770,802,694.31	41,713
Securitization Value beginning of Collection Period	1,698,792,614.26	41,070
Principal portion of lease payments	21,176,981.35	
Terminations- Early	12,082,292.56	
Terminations- Scheduled	4,524,628.91	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,221,846.46	
Securitization Value end of Collection Period	1,658,786,864.98	40,504
Pool Factor	93.67%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.95	23.31
Weighted Average Seasoning (months)	13.43	14.99
Aggregate Base Residual Value	1,199,619,731.80	1,162,681,770.25
Cumulative Turn-in Ratio		86.83%
Proportion of base prepayment assumption realized life to date		151.46%
Actual lifetime prepayment speed		0.53%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,655,961,243.30	40,446	99.83%
31-60 Days Delinquent	2,284,711.94	48	0.14%
61-90 Days Delinquent	470,470.63	8	0.03%
91-120 Days Delinquent	70,439.11	2	0.00%
Total	1,658,786,864.98	40,504	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.033%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,559,592.79	33	2,684,494.79	59
Liquidation Proceeds	1,540,063.23		2,726,466.77	
Recoveries	40,366.96		40,366.96	
Principal Net Credit Loss / (Gain)	(20,837.40)		(82,338.94)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.015)%
Prior Collection Period	(0.021%)
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.018)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	(0.005)%
Average Net Credit Loss / (Gain)	(1,395.58)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	17,269,175.14	533	41,656,420.24	1,148
Sales Proceeds and Other Payments Received	17,860,279.88		43,063,092.53	
Residual Loss / (Gain)	(591,104.74)		(1,406,672.29)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.423)%
Prior Collection Period	(0.282%)
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.352)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(0.079)%
Average Residual Loss / (Gain)	(1,225.32)